The information in this prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission and has become effective. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

FILED PURSUANT TO
RULE 424(B)(5)
REGISTRATION NO. 333-48169

Subject to Completion, dated July 7, 2003
PROSPECTUS SUPPLEMENT
(To Prospectus dated April 21, 1998)

3,000,000 Shares

              % Series B Cumulative Preferred Stock

(Liquidation Preference $25 per Share)

     We are offering 3,000,000 shares of          % Series B Cumulative Preferred Stock, par value $.01 par value per share. We will pay cumulative dividends on the Series B Preferred Stock from and including the date of original issuance in the amount of $         per share each year, which is equivalent to          % of the $25.00 liquidation preference per share. Dividends on the Series B Preferred Stock will be payable quarterly in arrears, beginning on October 31, 2003.

     We may not redeem the Series B Preferred Stock before August     , 2008, except to preserve our status as a real estate investment trust. On or after August     , 2008, we may, at our option, redeem the Series B Preferred Stock, in whole or in part, by paying $25.00 per share, plus any accrued and unpaid dividends to and including the date of redemption. Our Series B Preferred Stock has no stated maturity, will not be subject to any sinking fund or mandatory redemption and will not be convertible into any of our other securities. Investors in our Series B Preferred Stock generally will have no voting rights, but will have limited voting rights if we fail to pay dividends for six or more quarters and under certain other circumstances.

     Our Series B Preferred Stock is subject to certain restrictions on ownership designed to preserve our qualification as a real estate investment trust for federal income tax purposes. See “Description of Series B Preferred Stock — Restrictions on Ownership” beginning on page S-13 of this prospectus supplement for more information about these restrictions.

     No market currently exists for our Series B Preferred Stock. We intend to apply to list our Series B Preferred Stock on the New York Stock Exchange under the symbol “ENN PrB.” We expect that trading on the NYSE will commence within 30 days after the initial delivery of the Series B Preferred Stock.

      See “Risk Factors” beginning on page S-5 of this prospectus supplement and in our Current Report on Form 8-K dated March 27, 2003, which is incorporated herein by reference, for certain factors that should be considered by prospective purchasers of the Series B Preferred Stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

     The underwriters have an option to purchase up to an additional 450,000 shares of Series B Preferred Stock from us within 30 days following the date of delivery of the Series B Preferred Stock to cover over-allotments, if any.

     The underwriters expect that the Series B Preferred Stock will be ready for delivery in book-entry form through the Depository Trust Company on or about August     , 2003.

FRIEDMAN BILLINGS RAMSEY

A.G. EDWARDS & SONS, INC.

BB&T CAPITAL MARKETS	STIFEL, NICOLAUS & COMPANY
INCORPORATED

The date of this prospectus supplement is                     , 2003.

Geographical Diversity

U.S. map showing locations of ENN's 95 hotels

Extended Stay & All-Suite
Full Service
Limited Service
East North Central (15.8%)
East South Central (10.7%)
Middle Atlantic (9.5%)
Mountain (11.0%)
New England (5.7%)
Pacific Northwest (3.8%)
South Atlantic (26.7%)
West North Central (6.9%)
West South Central (9.9%)
% of 2002 Revenues

Equity Inns' hotel portfolio is geographically diversified, with properties located in 34 states nationwide.

FORWARD-LOOKING INFORMATION
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
PROSPECTUS SUPPLEMENT SUMMARY
Recent Developments
The Offering
Consolidated Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
DESCRIPTION OF SERIES B PREFERRED STOCK
FEDERAL INCOME TAX CONSEQUENCES OF OUR STATUS AS A REIT
UNDERWRITING
LEGAL MATTERS
EXPERTS

      You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

      To the extent any inconsistency or conflict exists between the information included in this prospectus supplement and the information included in the accompanying prospectus, the information included or incorporated by reference in this prospectus supplement updates and supersedes the information in the accompanying prospectus.

      Certain persons participating in this offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the Series B Preferred Stock, including over-allotments, entering stabilizing bids, effecting syndicate covering transactions and imposing penalty bids. For a description of these activities, see “Underwriting” elsewhere herein and “Plan of Distribution” in the accompanying prospectus.

      No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by us or the underwriters. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy the shares of Series B Preferred Stock offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus supplement and the accompanying prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the facts set forth in this prospectus supplement and the accompanying prospectus or in the affairs of Equity Inns, Inc. since the date hereof.

FORWARD-LOOKING INFORMATION

      This prospectus supplement, the accompanying prospectus and the information incorporated by reference into them include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements containing the words “believes,” “anticipates,” “expects,” “estimates,” “intends,” “plans,” “projection,” “will continue” and words of similar import. We have based these forward-looking statements on our current expectations and projections about future events and trends affecting the financial condition of our business which may prove to be incorrect. These forward-looking statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

      You should specifically consider the various factors identified in our Current Report on Form 8-K dated March 27, 2003 and in any other documents filed by us with the SEC that could cause actual results to differ materially from our forward-looking statements, including:

•	September 11, 2001’s events, acts of war and the current U.S. economic conditions;

•	increases in our leverage and related adverse effects on our financial condition;

•	restrictive debt covenants that could adversely affect our ability to run our business;

•	dependence of our ability to grow on our ability to obtain suitable financing;

•	increased debt service obligations and resulting reductions in our funds from operations;

•	exposure to hotel operating losses through our taxable REIT subsidiaries, or TRS, lessee structure;

•	uninsured and underinsured losses;

•	our reliance on third-party management companies to operate our hotels and the risk that a change in these companies may be costly and disruptive to our operations;

•	requirements of franchise agreements, including the right of some franchisors to immediately terminate their respective agreements if we breach certain provisions relating to registration or transfer of our securities;

•	inability to successfully implement our selective acquisition and disposition strategy or fully realize the benefits of our strategy;

•	inability to adequately finance or fully realize the anticipated benefits of our renovations;

•	the general risks of hotel operations;

•	seasonality of the hotel business;

•	risks that may adversely affect real estate ownership in general;

•	the costs of complying with environmental laws;

•	the costs of complying with governmental regulations, including the Americans with Disabilities Act;

•	the complexity of federal income tax laws governing real estate investment trusts, or REITs;

•	being subject to tax as a result of a failure to make required distributions;

•	being subject to federal income tax for failure to qualify as a REIT;

•	increased overall tax liability as a result of leasing hotels to the TRS lessees;

•	being subject to an excise tax on certain transactions between us and our TRS lessees; and

i

•	risks of ownership of our Series B Preferred Stock, including subordination to existing and future debt, the potential for additional preferred stock issuances and the lack of an established trading market or stated maturity date.

      There are a number of risk factors associated with the conduct of our business, and the risks listed above or discussed in the sections entitled “Risk Factors” on page S-5 in this prospectus supplement and in our Current Report on Form 8-K dated March 27, 2003 may not be exhaustive. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. All forward-looking statements should be reviewed with caution. We undertake no obligation to, and do not intend to, update any forward-looking statements, the factors listed above or the matters discussed in the sections entitled “Risk Factors” in this prospectus supplement and in our Current Report on Form 8-K dated March 27, 2003, or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and accordingly we file reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the following public reference facilities of the SEC: Public Reference Room, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You also may obtain copies of these reports, proxy statements and information at prescribed rates from the Public Reference Section of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call 1-800-732-0330 for further information on the operations of the public reference facilities. In addition, the SEC maintains a web site that contains reports, proxy statements and other information regarding registrants, such as our company, that file electronically with the SEC. The address of this web site is http://www.sec.gov. Our SEC filings also are available at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the completion of this offering.

1. Annual Report on Form 10-K for the year ended December 31, 2002.

2. Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

3. Current Reports on Form 8-K dated February 13, 2003 and filed February 18, 2003, dated March 27, 2003 and filed March 27, 2003, dated May 8, 2003 and filed May 9, 2003, and dated May 8, 2003 and filed May 9, 2003.

ii

      You may request a copy of these filings (other than exhibits and schedules to such filings, unless such exhibits or schedules are specifically incorporated by reference into this prospectus), at no cost, by writing or calling us at the following address:

Equity Inns, Inc.

7700 Wolf River Boulevard
Germantown, Tennessee 38138
Attention: Donald H. Dempsey, Executive Vice President,
Secretary, Treasurer and Chief Financial Officer
Phone: (901) 754-7774

      All brand names, trademarks and service marks appearing in this prospectus supplement are the property of their respective owners. This prospectus supplement contains registered trademarks owned or licensed to companies other than us, including but not limited to AmeriSuites®, Comfort Inn®, Courtyard by Marriott®, Hampton Inn®, Holiday Inn®, Holiday Inn Express®, Homewood Suites® by Hilton and Residence Inn by Marriott®. None of the owners or licensees of any trademarks contained in this prospectus supplement, including but not limited to Choice Hotels International, Inc., Hilton Hotels Corporation, Intercontinental Hotels Group, Marriott International, Inc., Prime Hospitality Corp. or any of their respective present and future owners, subsidiaries, affiliates, officers, directors, agents or employees are in any way participating in or endorsing this offering and none of them shall in any way be deemed an issuer or underwriter of the Series B Preferred Stock or have any liability or responsibility for any financial statements or other financial information contained or incorporated by reference in this prospectus supplement.

iii

PROSPECTUS SUPPLEMENT SUMMARY

      This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. Because it is a summary, it may not contain all of the information that is important to you. Before making a decision to invest in the          % Series B Cumulative Preferred Stock, you should read carefully this entire prospectus supplement and the accompanying prospectus, including the section entitled “Where You Can Find More Information” and the sections entitled “Risk Factors” beginning on page S-5 of this prospectus supplement and in our Current Report on Form 8-K dated March 27, 2003, as well as the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. This summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus.

      All references to “we,” “our” and “us” in this prospectus supplement means Equity Inns, Inc. and all entities owned or controlled by us except where it is made clear that the term means only the parent company. The term “you” refers to a prospective investor. Unless otherwise indicated, the information in this prospectus supplement assumes (1) the redemption of all outstanding shares of our 9 1/2% Series A Cumulative Preferred Stock with the proceeds of this offering of the Series B Preferred Stock as described in “Use of Proceeds” and (2) that the Underwriters’ over-allotment option is not exercised.

The Company

      We are a self-advised and self-administered REIT focused on the upscale extended stay, all suite and midscale segments of the industry. We own, through our subsidiaries, a geographically diverse portfolio of 95 hotels with an aggregate of 12,210 rooms. We focus on hotels franchised by leading brands, primarily Hilton, Marriott and Prime. Our portfolio includes properties operated under leading brands such as Hampton Inn® hotels (47), AmeriSuites® hotels (19), Residence Inn® hotels (11), Homewood Suites® hotels (9), Holiday Inn® hotels (4), Comfort Inn® hotels (3), Courtyard By Marriott® hotels (1) and Holiday Inn Express® hotels (1).

      Operationally, we have maintained diversity and flexibility by using six management companies to operate our hotels. We believe this diversity allows us to set best practices and the flexibility to change managers as needed. Our hotels are managed by Interstate Hotels Corporation (52), Promus Hotels, Inc. (18), Prime Hospitality Corporation (19), and three other companies (6).

      Our business objectives are to increase our funds from operations and dividends, while enhancing shareholder value primarily through (1) aggressive asset management and the strategic investment of capital in our diversified hotel portfolio, (2) selectively acquiring hotels that have been underperforming due to the lack of sufficient capital improvements, poor management or franchise affiliation, and (3) selectively disposing of hotels that have reached their earnings potential or may, in our management’s judgment, suffer adverse changes in their local market, or require large capital outlays. It is our policy that our total debt, including line of credit borrowings, will not exceed 45% of our historical undepreciated investment in our hotel assets. At March 31, 2003, this ratio was 38.4%.

      Our executive offices are located at 7700 Wolf River Boulevard, Memphis, Tennessee 38138, and our telephone number is (901) 754-7774.

Recent Developments

Acquisitions and Dispositions

      In December 2002, we acquired a 176-room Courtyard by Marriott hotel in Houston, Texas for $16.3 million. In January 2003, we sold a Hampton Inn hotel in Fort Worth, Texas and a Hampton Inn and Suites hotel in Memphis, Tennessee for an aggregate of $10.7 million.

      Currently, we have contracts to sell our Holiday Inn Express hotel in Wilkesboro, North Carolina and our Hampton Inn hotel in Jacksonville, Florida. We expect the sale of these two hotels to close by the end of 2003. In addition, we recently listed two additional hotels for sale with brokers. In connection with the sale of these four hotels, we expect to record impairment charges aggregating approximately $3.6 million for the second quarter of 2003.

Line of Credit

      In June 2003, we closed on a $110 million senior secured revolving credit facility. The credit facility is non-amortizing and is secured by first mortgages on 26 of our hotel properties. The facility has a three-year term with a one-year extension option and bears interest at a variable rate of LIBOR plus 2.25% to 3% as determined by our percentage of total debt to earnings before interest, taxes, depreciation and amortization (currently LIBOR plus 2.75%). This new credit facility replaces our previous $125 million senior secured revolving line of credit.

Dividends

      On June 12, 2003, we declared a dividend of $0.13 per common share and $0.59 per share of Series A Preferred Stock, payable to shareholders of record as of June 3, 2003.

The Offering

Issuer	Equity Inns, Inc.

Securities Offered	3,000,000 shares of % Series B Cumulative Preferred Stock (plus up to 450,000 shares of Series B Preferred Stock issuable upon exercise of the underwriters’ over-allotment option).

Dividends	Dividends on the Series B Preferred Stock are cumulative from the date of original issue and are payable quarterly commencing on October 31, 2003 at the rate of % per annum of the $25 liquidation preference (equivalent to an annual dividend rate of $ per share). Dividends will be payable quarterly on or before the last day of January, April, July and October of each year. The first dividend will be payable for the partial period on October 31, 2003.

Liquidation Preference	$25 per share of Series B Preferred Stock, plus an amount equal to accumulated, accrued and unpaid dividends (whether or not declared).

Redemption	The Series B Preferred Stock has no maturity date and we are not required to redeem the Series B Preferred Stock at any time. The Series B Preferred Stock is not redeemable prior to August , 2008, except in certain limited circumstances relating to the ownership limitation necessary to preserve our qualification as a REIT. On and after August , 2008, the Series B Preferred Stock will be redeemable for cash at our option, in whole or from time to time in part, at a redemption price of $25 per share, plus accrued and unpaid dividends, if any, to the redemption date. The redemption price for the Series B Preferred Stock (other than any portion thereof consisting of accrued and unpaid dividends) shall be payable solely with the proceeds from the sale of other capital shares (whether or not such sale occurs concurrently with such redemption).

Ranking	The Series B Preferred Stock will rank senior to our common stock, equal with future parity securities and junior to all our existing and future indebtedness, with respect to the payment of dividends and the distribution of amounts upon liquidation, dissolution or winding up.

Voting Rights	Holders of Series B Preferred Stock generally will have no voting rights. However, whenever dividends on the shares of Series B Preferred Stock are in arrears for six or more quarterly periods (whether or not consecutive), the holders of such shares (voting together as a single class with all other shares of any class or series of stock ranking on a parity with the Series B Preferred Stock that are entitled to similar voting rights, if any) will be entitled to vote for the election of two additional directors to serve on our board of directors until all dividends in arrears on outstanding shares of Series B Preferred Stock have been paid or declared and set apart for payment. In addition, certain changes to the terms of the Series B Preferred Stock that would be materially adverse to the rights of holders of Series B Preferred Stock cannot be made without the affirmative vote of holders of at least 66 2/3% of the outstanding shares of Series B Preferred Stock and shares of any class or series of stock ranking on a parity with the Series B Preferred Stock that are entitled to similar voting rights, if any, voting as a single class. Holders of Series B Preferred Stock will have certain other voting rights under Tennessee law. See “Description of Series B Preferred Stock — Voting Rights.”

Ownership Limit	Subject to certain exceptions, no person may own, directly or indirectly, more than 9.9% of the number of outstanding shares of Series B Preferred Stock. See “Description of Series B Preferred Stock — Restrictions on Ownership.”

Listing	We intend to apply to list the Series B Preferred Stock on the NYSE under the symbol “ENN PrB.” If approved for listing, trading of the Series B Preferred Stock on the NYSE is expected to commence within the 30-day period after the initial delivery of the Series B Preferred Stock.

Conversion	The Series B Preferred Stock is not convertible into or exchangeable for any of our other securities or property.

Use of Proceeds	We expect to receive net proceeds from this offering of $72.3 million after deducting underwriting discounts and commissions and our estimated offering expenses ($83.1 million if the underwriters’ over-allotment option is exercised in full). We intend to use the net proceeds from the sale of the Series B Preferred Stock to pay the redemption price of our outstanding 9 1/2% Series A Preferred Stock and to repay a portion of our borrowings under our line of credit. See “Use of Proceeds.”

Risk Factors	See the sections entitled “Risk Factors” on page S-5 of this prospectus supplement and in our Current Report on Form 8-K dated March 27, 2003, as well as other information incorporated by reference into this prospectus supplement, for a discussion of factors you should consider carefully before making a decision to invest in the Series B Preferred Stock.

Consolidated Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

      The consolidated ratio of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated is as follows:

	Three Months	Year Ended December 31,
	Ended March 31,
	2003	2002	2001	2000	1999	1998

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	.42	.83	1.01	1.33	1.63	2.18

      For the purpose of calculating the consolidated ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income (loss) from continuing operations before minority interest and income taxes, plus fixed charges less capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortized premiums, discounts and capitalized expenses relating to debt and an estimate of the interest component of rent expense.

      For the three months ended March 31, 2003 and the year ended December 31, 2002, the amount of the deficiencies between our ratio of earnings to combined fixed charges and preferred stock dividends and a ratio of 1.0 were approximately $5.3 million and $6.4 million, respectively.

RISK FACTORS

      An investment in the Series B Preferred Stock involves various risks, including those described below and in our Current Report on Form 8-K dated March 27, 2003 incorporated herein by reference. Prospective investors should carefully consider such risk factors, together with all of the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus, in determining whether to purchase shares of the Series B Preferred Stock.

If you purchase our shares of Series B Preferred Stock, you will be subordinated to the holders of our debt and your interests could be diluted by the issuance of additional series of preferred stock or adversely affected by a highly leveraged or other transaction.

      Our charter currently authorizes the issuance of up to 10,000,000 shares of preferred stock in one or more series. The charter does not limit the issuance of additional series of preferred stock ranking in parity with or senior to the Series B Preferred Stock. The issuance of additional preferred stock in parity with or senior to the Series B Preferred Stock could have the effect of diluting the interests of holders of the Series B Preferred Stock. The Series B Preferred Stock will be subordinated to all our existing and future debt, and future debt may include restrictions on our ability to pay dividends to preferred stockholders. None of the provisions relating to the Series B Preferred Stock contains any provisions affording the holders of the Series B Preferred Stock protection in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, that might adversely affect the holders of the Series B Preferred Stock.

The Series B Preferred Stock does not have an established trading market, which may negatively affect its market value and your ability to transfer or sell your shares, and the Series B Preferred Stock has no stated maturity date.

      The Series B Preferred Stock is a new issue of securities with no established trading market. Since the Series B Preferred Stock has no stated maturity date, investors seeking liquidity will be limited to selling their shares in the secondary market. A number of factors may adversely influence the price of the Series B Preferred Stock in public markets, many of which are beyond our control, including:

•	prevailing interest rates;

•	the market for similar securities;

•	general economic conditions; and

•	our financial condition, performance and prospects.

In particular, an increase in market interest rates will result in higher yields on other financial instruments and may lead purchasers of shares of Series B Preferred Stock to demand a higher annual distribution rate on the price paid for shares, which could adversely affect the market price of the shares of Series B Preferred Stock. Although we intend to list the Series B Preferred Stock on the NYSE, the daily trading volume of REITs in general and the Series B Preferred Stock in particular may be lower than the trading volume of certain other industries. An active trading market for the Series B Preferred Stock may not develop. As a result, investors who desire to liquidate substantial holdings at a single point in time may find that they are unable to dispose of their shares in the market without causing a substantial decline in the market value of such shares.

Recent tax legislation could cause shares in non-REIT corporations to be more attractive to investors that are individuals and adversely affect the market price of the Series B Preferred Stock.

      At any time, the federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. Any of those new laws or interpretations may take effect retroactively and could adversely affect us or our shareholders. On May 28, 2003, the President signed into law new tax legislation that reduces the federal tax rate for individuals on both dividends and long-term capital gains to

15% until 2008. Because REITs generally are not subject to corporate income tax, this reduced tax rate for individual investors generally will not apply to ordinary dividends received from REITs, which will continue to be taxed at the higher tax rates applicable to ordinary income. However, the new 15% tax rate will apply to (1) long-term capital gains recognized on the disposition of REIT shares, (2) REIT capital gain distributions (except to the extent attributable to real estate depreciation, in which case such distributions would continue to be subject to a 25% tax rate), (3) REIT dividends attributable to dividends received by the REIT from non-REIT corporations, such as taxable REIT subsidiaries, and (4) REIT dividends attributable to income that was subject to corporate income tax at the REIT level (e.g., to the extent that a REIT distributes less than 100% of its taxable income and pays corporate tax on the undistributed income). The new tax legislation could cause shares in non-REIT corporations, whose dividends qualify for the lower tax rate applicable to individual investors, to be a more attractive investment to individual investors than shares in REITs, and thus could have an adverse effect on the market price of the Series B Preferred Stock.

USE OF PROCEEDS

      We expect that the net proceeds to us from the sale of the Series B Preferred Stock (after deducting underwriting discounts and commissions and estimated offering expenses) will be approximately $72.3 million ($83.1 million if the underwriters’ over-allotment option is exercised in full). We intend to use approximately $68.8 million of the net proceeds from this offering to pay the redemption price for our outstanding shares of Series A Preferred Stock and the remainder of the net proceeds to pay down a portion of the outstanding balance under our line of credit, which balance was approximately $87.7 million at March 31, 2003.

      Our line of credit matures in June 2006, and for the quarter ended March 31, 2003, outstanding borrowings under our line of credit carried an average interest rate of 6.97% per annum.

      We may borrow funds available under our line of credit in the future, as we have in the past, for general business purposes, including renovations and improvements and acquisitions. Although we continually evaluate potential strategic acquisitions that we believe would complement our existing business, we do not have currently any material pending negotiations or agreements regarding future acquisitions.

CAPITALIZATION

      The following table sets forth our capitalization as of March 31, 2003 on a historical basis and as adjusted to give effect to the consummation of the offering and the redemption of the Series A Preferred Stock.

	March 31, 2003 (Unaudited)

	Historical	As Adjusted

	(Dollars in thousands)
Long term debt	$360,203	$356,671
Minority interest	8,404	8,404
Shareholders’ equity:
Preferred stock, $.01 par value per share,
10,000,000 shares authorized
9 1/2% Series A Cumulative Preferred Stock, liquidation preference $25.00 per share, 2,750,000 shares issued and outstanding, historical; no shares outstanding, as adjusted	68,750	—
% Series B Cumulative Preferred Stock, liquidation preference $25.00 per share, no shares issued and outstanding, historical; 3,000,000 shares issued and outstanding, as adjusted	—	75,000
Common stock, $.01 par value per share,
100,000,000 shares authorized, 41,268,167 shares issued and outstanding(1)	413	413
Additional paid-in capital	446,108	443,389
Treasury stock	(5,173)	(5,173)
Unearned directors’ compensation	(440)	(440)
Distributions in excess of earnings	(147,712)	(147,712)
Accumulated other comprehensive income:
Unrealized loss on interest rate swaps	(2,372)	(2,372)
Total shareholders’ equity	359,573	363,105

Total capitalization	$728,180	$728,180

(1)	Excludes an aggregate of 1,172,007 shares issuable upon redemption of units of limited partnership interest in our operating partnership. Each unit is redeemable, at the option of the holder, for cash or, at our sole option, one share of our common stock. Also excludes an aggregate of 153,000 shares issuable upon the exercise of outstanding options granted to executive officers and directors under our 1994 Stock Incentive Plan and our Non-Employee Directors’ Stock Option Plan, which vest over multi-year periods. Includes an aggregate of 71,708 unvested restricted shares of our common stock issued to our executive officers and directors, which vest over a multi-year period (any unvested shares being subject to forfeiture if the officer or director ceases to be an officer or director, as applicable, before vesting).

DESCRIPTION OF SERIES B PREFERRED STOCK

      The following summary of the terms and provisions of the Series B Preferred Stock does not purport to be complete and is qualified in its entirety by reference to our charter and the articles of amendment to our charter, referred to as the designating amendment establishing the Series B Preferred Stock, each of which is incorporated by reference in this prospectus supplement and the accompanying prospectus. This description of the particular terms of the Series B Preferred Stock supplements, and to the extent inconsistent therewith, replaces, the description of the general terms and provisions of our Preferred Stock set forth in the accompanying prospectus.

General

      We are authorized to issue up to 10,000,000 shares of preferred stock from time to time, in one or more series or classes, with such designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, in each case, if any, as are permitted by Tennessee law and as our board of directors may determine prior to issuance thereof by adoption of an amendment of our Charter without any further vote or action by our shareholders. We currently have outstanding 2,750,000 shares of 9 1/2% Series A Cumulative Preferred Stock. We intend to redeem all of the outstanding Series A Preferred Stock with the proceeds from this offering.

Ranking

      The Series B Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of our company, rank (a) prior or senior to any class or series of our common stock and any other class or series of equity securities, if the holders of Series B Preferred Stock shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of shares of such class or series; (b) on a parity with any class or series of our equity securities if, pursuant to the specific terms of such class or series of equity securities, the holders of such class or series of equity securities and the Series B Preferred Stock shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other; (c) junior to any class or series of our equity securities if, pursuant to the specific terms of such class or series, the holders of such class or series shall be entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Series B Preferred Stock; and (d) junior to all of our existing and future indebtedness. The term “equity securities” does not include convertible debt securities, which will rank senior to the Series B Preferred Stock prior to conversion.

Dividends

      Holders of Series B Preferred Stock shall be entitled to receive, when and as declared by our board of directors, out of funds legally available for payment, cash dividends at the rate of           % per annum of the $25 liquidation preference (equivalent to $          per annum per share). Such dividends shall be cumulative from the date of original issue, whether or not in any dividend period or periods (1) such dividends shall be declared, (2) there shall be funds legally available for the payment of such dividends or (3) any agreement prohibits our payment of such dividends, and shall be payable quarterly on or before the last day of January, April, July and October of each year (or, if not a business day, the next succeeding business day), commencing October 31, 2003. The first dividend will be prorated for less than a full quarter. Any dividend payable on the Series B Preferred Stock for any partial dividend period will be computed on the basis of twelve 30-day months and a 360 day year. Dividends will be payable in arrears to holders of record as they appear on our stock records at the close of business on the last business day of each of March, June, September and December, as the case may be, immediately preceding such dividend payment date. Holders of Series B Preferred Stock shall not be entitled to receive any dividends in excess of cumulative dividends on the Series B Preferred Stock. No interest shall be paid in respect of any dividend payment or payments on the Series B Preferred Stock that may be in arrears.

      When dividends are not paid in full upon the Series B Preferred Stock or any other class or series of parity stock, or a sum sufficient for such payment is not set apart, all dividends declared upon the Series B Preferred Stock and any other class or series of parity stock shall be declared ratably in proportion to the respective amounts of dividends accumulated, accrued and unpaid on the Series B Preferred Stock and accumulated, accrued and unpaid on such parity stock. Except as set forth in the preceding sentence, unless dividends on the Series B Preferred Stock equal to the full amount of accumulated, accrued and unpaid dividends have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for such payment for all past dividend periods, no dividends shall be declared or paid or set aside for payment by us with respect to any class or series of parity stock. Unless full cumulative dividends on the Series B Preferred Stock have been paid or declared and set apart for payment for all past dividend periods, no dividends (other than dividends paid in shares of junior in rank to the Series B Preferred Stock or options, warrants or rights to subscribe for or purchase shares of such junior stock) shall be declared or paid or set apart for payment by us with respect to any shares of junior stock, nor shall any shares of junior stock be redeemed, purchased or otherwise acquired (except for purposes of an employee benefit plan) for any consideration (except by conversion or exchange for shares of junior stock, or options, warrants or rights to subscribe for or purchase shares of junior stock), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of shares of junior stock. Notwithstanding the above, we shall not be prohibited from (1) declaring or paying or setting apart for payment any dividend or distribution on any shares of parity stock or (2) redeeming, purchasing or otherwise acquiring any parity stock, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain our qualification as a REIT.

      No dividends on shares of Series B Preferred Stock shall be declared by our board of directors or paid or set apart for payment at such time as the terms and provisions of any agreement, including any agreement relating to our indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

      If, for any taxable year, we elect to designate as “capital gain dividends” (as defined in Section 857 of the Internal Revenue Code, or the Code) any portion of the dividends (as determined for federal income tax purposes) paid or made available for the year to holders of all classes of stock, then the portion of the capital gains amount that shall be allocable to the holders of Series B Preferred Stock shall be the amount that the total dividends (as determined for federal income tax purposes) paid or made available to the holders of the Series B Preferred Stock for the year bears to the total dividends paid to holders of all classes of stock. We may elect to retain and pay income tax on our net long-term capital gains. In such a case, the holders of Series B Preferred Stock would include in income their proportionate share of our undistributed long-term capital gains, as designated by us.

Liquidation Preference

      Upon any voluntary or involuntary liquidation, dissolution or winding up of our company, before any payment or distribution shall be made to or set apart for the holders of any shares of junior stock, the holders of shares of Series B Preferred Stock shall be entitled to receive a liquidation preference of $25 per share, plus an amount equal to all accumulated, accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. Until the holders of the Series B Preferred Stock have been paid the liquidation preference in full, plus an amount equal to all accumulated, accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders, no payment shall be made to any holder of junior stock upon the liquidation, dissolution or winding up of our company. If upon any liquidation, dissolution or winding up of our company, our assets, or proceeds thereof, distributable among the holders of Series B Preferred Stock shall be insufficient to pay in full the above described preferential amount and liquidating payments on any other shares of any class or series of parity stock, then such assets, or the proceeds thereof, shall be distributed among the holders of Series B Preferred Stock and any such other parity stock ratably in the same proportion as the respective amounts that would be payable on such Series B Preferred Stock and any such other parity stock if all amounts payable thereon were paid in full. Our voluntary or involuntary liquidation, dissolution or winding up shall not include our consolidation or merger with one or more corporations, a sale or transfer of all or substantially all of our assets, or a statutory share exchange.

      Upon any liquidation, dissolution or winding up of our company, after payment shall have been made in full to the holders of Series B Preferred Stock and any parity stock, any other series or class or classes of junior stock shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Series B Preferred Stock and any parity stock shall not be entitled to share therein.

Redemption

      We cannot redeem shares of Series B Preferred Stock prior to August      , 2008 except in certain limited circumstances relating to our maintenance of our ability to qualify as a REIT as described in “— Restrictions on Ownership.” On and after August      , 2008, we may redeem shares of Series B Preferred Stock, in whole or from time to time in part, at a cash redemption price equal to 100% of the liquidation preference plus all accrued and unpaid dividends to the date fixed for redemption. The redemption date shall be selected by us and shall not be less than 30 days nor more than 60 days after the date we send notice of redemption. If full cumulative dividends on all outstanding shares of Series B Preferred Stock have not been paid or declared and set apart for payment, no shares of Series B Preferred Stock may be redeemed unless all outstanding shares of Series B Preferred Stock are simultaneously redeemed. The redemption price for the Series B Preferred Stock (other than any portion thereof consisting of accrued and unpaid dividends) shall be payable solely with the proceeds from the sale by us or our operating partnership of our other capital shares or our operating partnership’s capital shares (whether or not such sale occurs concurrently with such redemption). For purposes of the preceding sentence, “capital shares” means any common stock, preferred stock, depositary shares, partnership or other interests, participations or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable at the option of the holder for equity securities (unless and to the extent such debt securities are subsequently converted into capital shares)) or options to purchase any of the foregoing in us or the Operating Partnership.

      Notice of redemption of the Series B Preferred Stock shall be mailed to each holder of record of the shares to be redeemed by first class mail, postage prepaid at such holder’s address as the same appears on our stock records. Any notice which was mailed as described above shall be conclusively presumed to have been duly given on the date mailed whether or not the holder receives the notice. Each notice shall state: (1) the redemption date; (2) the number of shares of Series B Preferred Stock to be redeemed; and (3) the place or places where certificates for such shares of Series B Preferred Stock are to be surrendered for cash. From and after the redemption date, dividends on the shares of Series B Preferred Stock to be redeemed will cease to accrue, such shares shall no longer be deemed to be outstanding and all rights of the holders thereof shall cease (except the right to receive the cash payable upon such redemption).

      The Series B Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions except as provided under “— Restrictions on Ownership”.

      Subject to applicable law and the limitation on purchases when dividends on the Series B Preferred Stock are in arrears, we may, at any time and from time to time, purchase any shares of Series B Preferred Stock in the open market, by tender or by private agreement.

Voting Rights

      Holders of the Series B Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law.

      If and whenever distributions on any shares of Series B Preferred Stock or any series or class of parity stock shall be in arrears for six or more quarterly periods (whether or not consecutive), the number of directors then constituting our board of directors shall be increased by two and the holders of such shares of Series B Preferred Stock (voting together as a single class with all other shares of parity stock of any other class or series which is entitled to similar voting rights) will be entitled to vote for the election of the two additional directors at any annual meeting of shareholders or at a special meeting of the holders of the Series B Preferred Stock and of any other voting preferred stock called for that purpose. We must call such special meeting upon the request of any holder of record of shares of Series B Preferred Stock. Whenever dividends in arrears on outstanding shares of the Series B Preferred Stock and any other voting preferred stock shall have been paid and dividends thereon for the current quarterly dividend period shall have been paid or declared and set apart for payment, then the right of the holders of the Series B Preferred Stock to elect such additional two directors shall cease and the terms of office of such directors shall terminate and the number of directors constituting the board of directors shall be reduced accordingly.

      The affirmative vote or consent of at least 66 2/3% of the votes entitled to be cast by the holders of the outstanding shares of Series B Preferred Stock and the holders of all other classes or series of preferred stock entitled to vote on such matters, voting as a single class, will be required to (1) authorize the creation of, the increase in the authorized amount of, or issuance of any shares of any class of stock ranking senior to the Series B Preferred Stock or any security convertible into shares of any class of such senior stock or (2) amend, alter or repeal any provision of, or add any provision to, our charter, including the designating amendment, or our bylaws, if such action would materially adversely affect the voting powers, rights or preferences of the holders of the Series B Preferred Stock. The amendment of our charter to authorize, create, or to increase the authorized amount of junior stock or any shares of any class of parity stock, shall not be deemed to materially adversely affect the voting powers, rights or preferences of the holders of Series B Preferred Stock. No such vote of the holders Series B Preferred Stock as described above shall be required if provision is made to redeem all shares of Series B Preferred Stock at or prior to the time such amendment, alteration or repeal is to take effect, or when the issuance of any such shares or convertible security is to be made, as the case may be.

      With respect to the exercise of the above described voting rights, each share of Series B Preferred Stock shall have one (1) vote per share, except that when any other class or series of preferred stock shall have the right to vote with the Series B Preferred Stock as a single class, then the Series B Preferred Stock and such other class or series shall have one quarter of one (0.25) vote per $25 of stated liquidation preference.

      In addition to the above, under Tennessee law, the Series B Preferred Stock will be entitled to vote as a separate voting group or as a class together with other series of preferred stock if the Series B Preferred Stock is affected by certain amendments to our charter, whether made by filing articles of amendment or by a merger or share exchange. In particular, if a proposed amendment to our charter requires shareholder action, a separate class or series of shares will be entitled to vote as a separate voting group on any amendment that would: (1) increase or decrease the aggregate number of authorized shares of that class; (2) effect an exchange or reclassification of all or part of the shares of the class into shares of another class; (3) effect an exchange or reclassification, or create a right of exchange, of all or part of the shares of another class into shares of the class; (4) change the designation, rights, preferences, or limitations of any shares of the class; (5) change the shares of all or part of the class into a different number of shares of the same class; (6) create a new class or change a class with subordinate and inferior rights into a class of shares, having rights or preferences with respect to distributions or dissolution that are prior, superior, or substantially equal to the shares of the class, or increase the rights, preferences or number of authorized shares of any class having rights or preferences with respect to distributions or to dissolution that are prior, superior, or substantially equal to the shares of the class; (7) limit or deny an existing preemptive right of all or part of the shares of the class, if any; (8) authorize the issuance as a share dividend of shares of such class in respect of shares of another class; or (9) cancel or otherwise affect rights to distributions or dividends that have accumulated but not yet been declared on any shares of that class. If a proposed amendment would affect a series or class of shares in one or more of the ways described in this paragraph, the shares of that series or class are entitled to vote as a separate voting group on the proposed amendment. If a proposed amendment that entitles two or more series of shares to vote as separate voting groups under this section would affect those two or more series in the same or a substantially similar way, the shares of all the series so affected will vote together as a single voting group on the proposed amendment. The above mandatory voting rights apply regardless of whether the change is favorable or unfavorable to the affected series or class. A mandatory voting right also is given to class or series of shares for approval of a share dividend payable in the shares of that class or series on the shares of another class or series. Unless our charter, bylaws, or our board of directors requires a higher vote, the vote required within each voting group will be a majority of shares actually cast at a meeting at which a quorum is present, except that if the proposed amendment creates dissenters’ rights for any voting group, the vote required within that voting group will be a majority of the total votes in that voting group entitled to be cast on the amendment.

      The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series B Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

Conversion

      The Series B Preferred Stock is not convertible into or exchangeable for any of our other property or securities.

Transfer and Dividend Paying Agent

      SunTrust Bank, Atlanta, will act as the transfer and dividend payment agent and registrar in respect of the Series B Preferred Stock.

Restrictions on Ownership

      For us to qualify as a REIT under the Internal Revenue Code, certain restrictions apply to the ownership of shares of our capital stock. See “Federal Income Tax Consequences of Our Status as a REIT — Requirements for Qualification” in this prospectus supplement. Because our board of directors believes it is essential for us to continue to qualify as a REIT, our charter contains a provision limiting the acquisition of shares of our capital stock, including shares of Series B Preferred Stock.

      This ownership limitation provision provides that, subject to certain exceptions specified in our charter, no shareholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.9% of (1) the number of outstanding shares of our common stock or (2) the number of outstanding shares of any series of preferred stock. Our board of directors may, but in no event is required to, waive the ownership limitation if evidence satisfactory to our board of directors is presented that such ownership will not jeopardize our status as a REIT. As a condition of such waiver, our board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving our REIT status.

      Any transfer of shares of our common stock or preferred stock that would (1) result in any person owning, directly or indirectly, common stock or preferred stock in excess of the ownership limitation, (2) result in the shares of our common stock and preferred stock being owned by fewer than 100 persons (determined without reference to any rules of attribution), (3) result in us being “closely held” within the meaning of Section 856(h) of the Code, or (4) cause us to own, directly or constructively, 10% or more of the ownership interests in a tenant of our real property, within the meaning of Section 856(d)(2)(B) of the Code, shall be void ab initio, and the intended transferee will acquire no rights in such shares of common stock or preferred stock.

      Subject to certain exceptions described below, if any purported transfer of shares of our common stock or preferred stock would (1) result in any person owning, directly or indirectly, shares of our common stock or preferred stock in excess of the ownership limitation, (2) result in the shares of our common stock and preferred stock being owned by fewer than 100 persons (determined without reference to any rules of attribution), (3) result in us being “closely held” within the meaning of Section 856(h) of the Code, or (4) cause us to own, directly or constructively, 10% or more of the ownership interests in a tenant of our real property, within the meaning of Section 856(d)(2)(B) of the Code, the shares of common stock or preferred stock will be designated as “shares-in-trust” and transferred automatically to a trust effective on the day before the purported transfer of such shares of common stock or preferred stock. The record holder of the shares of common stock or preferred stock that are designated as shares-in-trust will be required to submit such number of shares of common stock or preferred stock to us for registration in the name of the trust. The trustee of the trust will be designated by us, but will not be affiliated with us. The beneficiary of the trust will be one or more charitable organizations that are named by us.

      Shares-in-trust will remain issued and outstanding shares of common stock or preferred stock and will be entitled to the same rights and privileges as all other shares of the same class or series. The trust will receive all dividends and distributions on the shares-in-trust and will hold such dividends and distributions in trust for the benefit of the beneficiary. The trustee will vote all shares-in-trust. The trustee will designate a permitted transferee of the shares-in-trust, provided that the permitted transferee (1) purchases such shares-in-trust for valuable consideration and (2) acquires such shares-in-trust without such acquisition resulting in a transfer to another trust and resulting in the redesignation of such common stock or preferred stock as shares-in-trust.

      The prohibited owner with respect to shares-in-trust will be required to repay to the trust the amount of any dividends or distributions received by the prohibited owner (1) that are attributable to any shares-in-trust and (2) the record date of which was on or after the date that such shares became shares-in-trust. The prohibited owner generally will receive from the trustee the lesser of (1) the price per share such prohibited owner paid for the shares of common stock or preferred stock that were designated as shares-in-trust (or, in the case of a gift or devise, the market price (as defined below) per share on the date of such transfer) and (2) the price per share received by the trustee from the sale of such shares-in-trust. Any amounts received by the trustee in excess of the amounts to be paid to the prohibited owner will be distributed to the beneficiary.

      The shares-in-trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price per share in the transaction that created such shares-in-trust (or, in the case of a gift or devise, the market price per share on the date of such transfer) or (2) the market price per share on the date that we, or our designee, accepts such offer. We will have the right to accept such offer for a period of ninety days after the later of (1) the date of the purported transfer which resulted in such shares-in-trust and (2) the date we determine in good faith that a transfer resulting in such shares-in-trust occurred.

      “Market price” on any date shall mean the average of the closing price (as defined below) for the five consecutive trading days (as defined below) ending on such date. The “closing price” on any date shall mean the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the NYSE or, if the shares of common stock or preferred stock are not listed or admitted to trading on the NYSE, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the shares of common stock or preferred stock are listed or admitted to trading or, if the shares of common stock or preferred stock are not listed or admitted to trading on any national securities exchange, the last quoted price, or if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or, if such system is no longer in use, the principal automated quotations system that may then be in use or, if the shares of common stock or preferred stock are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the shares of common stock or preferred stock selected by our board of directors. “Trading day” shall mean a day on which the principal national securities exchange on which the shares of common stock or preferred stock are listed or admitted to trading is open for the transaction of business or, if the shares of common stock or preferred stock are not listed or admitted to trading on any national securities exchange, shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

      Any person who acquires or attempts to acquire shares of our common stock or preferred stock in violation, of the foregoing restrictions, or any person who owned shares of our common stock or preferred stock that were transferred to a share trust, will be required (1) to give immediately written notice to us of such event and (2) to provide to us such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT.

      Our charter requires all persons who own, directly or indirectly, more than 5% (or such lower percentages as required pursuant to regulations under the Code) of our outstanding shares of stock (including both common stock and any outstanding series of preferred stock), within 30 days after January 1 of each year, to provide to us a written statement or affidavit stating the name and address of such direct or indirect owner, the number of shares of common stock and preferred stock owned directly or indirectly, and a description of how such shares are held. In addition, each direct or indirect shareholder shall provide to us such additional information as we may request in order to determine the effect, if any, of such ownership on our status as a REIT and to ensure compliance with the ownership limitation.

      The ownership limitation generally will not apply for a period of 90 days to the acquisition of shares of common stock or preferred stock by an underwriter that participates in a public offering of such shares. In addition, the board of directors, upon receipt of a ruling from the Internal Revenue Service or an opinion of counsel and upon such other conditions as the board of directors may direct, may exempt a person from the ownership limitation under certain circumstances.

      The foregoing restrictions will continue to apply until (1) the board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT and (2) there is an affirmative vote of two-thirds of the number of shares of our common stock entitled to vote on such matter at a special meeting of the shareholders.

      The ownership limitation could delay, defer or prevent a transaction or a change in control with respect to us that might involve a premium price for our common stock or otherwise be in the best interest of our shareholders. See “Risk Factors — Limitation on Acquisition and Change in Control — Ownership Limitation” in the accompanying prospectus.

      All certificates representing shares of Series B Preferred Stock will bear a legend referring to the restrictions described above.

      The ownership limitation will not be automatically removed even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. Any change in the ownership limitation would require an amendment to our charter. In addition to preserving our status as a REIT, the ownership limitation may have the effect of precluding an acquisition of control with respect to us without the approval of our board of directors.

FEDERAL INCOME TAX CONSEQUENCES OF OUR STATUS AS A REIT

      The following is a summary of material federal income tax considerations that may be relevant to a prospective holder of the Series B Preferred Stock. The discussion, which is based on the opinion of Hunton & Williams LLP, does not address all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders who are subject to special treatment under the federal income tax laws, such as insurance companies, financial institutions or broker-dealers, and, except as discussed below, tax-exempt organizations, foreign corporations, and persons who are not citizens or residents of the United States.

      The statements in this discussion and the opinion of Hunton & Williams LLP are based on current provisions of the Internal Revenue Code of 1986, as amended, existing, temporary, and final Treasury regulations thereunder, and current administrative rulings and court decisions. No assurance can be given that future legislative, judicial, or administrative actions or decisions, which may be retroactive in effect, will not affect the accuracy of any statements in this prospectus supplement with respect to the transactions entered into or contemplated prior to the effective date of such changes.

      We urge you to consult your own tax advisor regarding the specific tax consequences to you of ownership of the Series B Preferred Stock and of our election to be taxed as a REIT. Specifically, you should consult your own tax advisor regarding the federal, state, local, foreign, and other tax consequences of such ownership and election, and regarding potential changes in applicable tax laws.

Taxation of Equity Inns

      We elected to be taxed as a REIT under the federal income tax laws commencing with our short taxable year ended December 31, 1994. We believe that, commencing with such taxable year, we have been organized and have operated in such a manner as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to continue to qualify as a REIT. This section discusses the laws governing the federal income tax treatment of a REIT and its shareholders. These laws are highly technical and complex.

      In the opinion of Hunton & Williams LLP, we qualified to be taxed as a REIT for our taxable years ended December 31, 1994 through December 31, 2002, and our organization and current and proposed method of operation will enable us to continue to qualify as a REIT for our taxable year ending December 31, 2003 and in the future. Investors should be aware that Hunton & Williams LLP’s opinion is based upon customary assumptions, is conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our properties and the future conduct of our business, and is not binding upon the Internal Revenue Service or any court. In addition, Hunton & Williams LLP’s opinion is based on existing federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our continued qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our share ownership, and the percentage of our earnings that we distribute. While Hunton & Williams LLP has reviewed those matters in connection with the foregoing opinion, Hunton & Williams LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of our operation for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of our failure to qualify as a REIT, see “— Failure to Qualify.”

      If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our shareholders. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and shareholder levels, that generally results from owning stock in a corporation. However, we will be subject to federal tax in the following circumstances:

•	We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to our shareholders during, or within a specified time period after, the calendar year in which the income is earned.

•	We may be subject to the “alternative minimum tax” on any items of tax preference that we do not distribute or allocate to our shareholders.

•	We will pay income tax at the highest corporate rate on (1) net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business and (2) other non-qualifying income from foreclosure property.

•	We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

•	If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under “— Requirements for Qualification” and “— Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on (1) to the greater of the amount by which (a) we fail the 75% gross income test or (b) 90% of our total gross income exceeds the sources of our gross income that satisfy the 95% gross income test, multiplied by (2) a fraction intended to reflect our profitability.

•	If we fail to distribute during a calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods, we will pay a 4% excise tax on the excess of such required distribution over the amount we actually distributed.

•	We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. shareholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we make a timely designation of such gain to the shareholder) and would receive a credit or refund for its proportionate share of the tax we paid.

•	If we acquire any asset from a C corporation (i.e., a corporation that generally is subject to full corporate-level tax), in a merger or other transaction in which we acquire a basis in the asset that is determined by reference to the C corporation’s basis in the asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of such asset during the 10-year period after we acquire such asset. The amount of gain on which we will pay tax generally is the lesser of:

           the amount of gain that we recognize at the time of the sale or disposition; and

           the amount of gain that we would have recognized if we had sold the asset at the time we acquired the asset.

Pursuant to recently issued Treasury regulations, an election no longer need be made in order to defer the built-in gain associated with the assets of a C corporation pursuant to the rules described above.

•	We will incur a 100% excise tax on transactions with a “taxable REIT subsidiary” that are not conducted on an arm’s-length basis. In particular, in the event that the Internal Revenue Service were to assert successfully that the rents paid to us by our taxable REIT subsidiaries exceed the rents that would be charged between two unrelated parties acting at arm’s length, such excess rents would be subject to this 100% excise tax.

Requirements for Qualification

      A REIT is a corporation, trust, or association that meets the following requirements:

1. it is managed by one or more trustees or directors;

2. its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest;

3. it would be taxable as a domestic corporation but for the REIT provisions of the federal income tax laws;

4. it is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws;

5. at least 100 persons are beneficial owners of its shares or ownership certificates;

6. no more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals (as defined in the federal income tax laws to include certain entities), during the last half of any taxable year;

7. it elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status;

8. it uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the federal income tax laws applicable to REITs; and

9. it meets certain other qualification tests, described below, regarding the nature of its income and assets.

      We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know (after exercising reasonable diligence) that we violated requirement 6, we will be deemed to have satisfied requirement 6 for such taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. In the case of a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, the beneficiaries of such a trust will be treated as holding shares of our stock in proportion to their actuarial interests in the trust for purposes of requirement 6.

      We have issued sufficient stock with enough diversity of ownership to satisfy requirements 5 and 6 set forth above. In addition, our charter restricts the ownership and transfer of our stock so that we should continue to satisfy requirements 5 and 6. The provisions of the charter restricting the ownership and transfer of the stock are described in “Description of Series B Preferred Stock — Restrictions on Ownership” in this prospectus supplement.

      A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A “qualified REIT subsidiary” is a corporation, all of the capital stock of which is owned by the REIT. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

      In the case of a REIT that is a partner in a partnership, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities, and items of income of Equity Inns Partnership and of any other partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we own or will acquire an interest, directly or indirectly (together, the “Partnership Subsidiaries”), are treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

      REITs are permitted to own, directly or indirectly, up to 100% of the stock of one or more “taxable REIT subsidiaries” (“TRSs”) beginning on January 1, 2001. A TRS is a fully taxable corporation that is permitted to lease hotels meeting certain requirements from the related REIT or the REIT’s affiliates as long as it does not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated. We have established several TRSs, which currently lease all of our hotels. Effective January 1, 2001 our operating leases with subsidiaries of Interstate Hotels Company were either terminated or assigned, and our TRSs became the lessees of such hotels. Effective January 1, 2002, our operating leases with subsidiaries of Prime Hospitality Corp. were terminated and our TRSs became the lessees of such hotels. Our TRSs have engaged third-party management companies to manage all of our hotels. Unlike a REIT, which generally pays no corporate tax if it distributes its income, our TRSs are subject to corporate income tax on their taxable income. See “— Taxable REIT Subsidiaries.”

Income Tests

      We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by mortgages on real property or interests in real property;

•	dividends or other distributions on and gain from the sale of shares in other REITs; and

•	gain from the sale of real estate assets.

      Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of dividends and interest, gain from the sale or disposition of stock or securities, income from certain hedging transactions, or any combination of the foregoing. Gross income from the sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both income tests but is subject to a 100% “prohibited transactions” tax. The following paragraphs discuss the specific application of the gross income tests to us.

      Rents from Real Property. Rent that we receive from real property that we own and lease to tenants will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

•	First, the rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

•	Second, neither we nor a direct or indirect owner of 10% or more of our stock may own, actually or constructively, 10% or more of a tenant from whom we receive rent, other than a TRS.

•	Third, if the tenant is a TRS, such TRS may not directly or indirectly operate or manage the related property. Instead, the property must be operated on behalf of the TRS by a person who qualifies as an “independent contractor” and who is, or is related to a person who is, actively engaged in the trade or business of operating lodging facilities for any person unrelated to us and the TRS. See “— Taxable REIT Subsidiaries.”

•	Fourth, if the rent attributable to personal property leased in connection with a lease of real property (including our lease of hotels to TRSs) is 15% or less of the total rent received under the lease, then the rent attributable to personal property will qualify as rents from real property. However, if the 15% threshold is exceeded, the rent attributable to personal property will not qualify as rents from real property.

•	Fifth, we generally must not operate or manage our real property or furnish or render services to our tenants, other than through an “independent contractor” who is adequately compensated and from whom we do not derive revenue. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property.

      Pursuant to percentage leases, our TRS lessees lease from Equity Inns Partnership and the Partnership Subsidiaries the land, buildings, improvements, furnishings, and equipment comprising the hotels, for terms ranging from 10 to 15 years. The percentage leases provide that the TRS lessees are obligated to pay to Equity Inns Partnership or the Partnership Subsidiaries (1) the greater of a minimum base rent or percentage rent and (2) “additional charges” or other expenses, as defined in the leases. Percentage rent is calculated by multiplying fixed percentages by room revenues for each of the hotels in excess of certain levels. Both base rent and the thresholds in the percentage rent formulas are adjusted for inflation. Base rent accrues and is required to be paid monthly and percentage rent accrues and is required to be paid quarterly.

      Treatment of TRS Leases as “True Leases.” In order for the base rent, percentage rent, and additional charges to constitute “rents from real property,” the percentage leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures, or some other type of arrangement. The determination of whether the percentage leases are true leases depends on an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following:

•	the intent of the parties;

•	the form of the agreement;

•	the degree of control over the property that is retained by the property owner, or whether the lessee has substantial control over the operation of the property or is required simply to use its best efforts to perform its obligations under the agreement; and

•	the extent to which the property owner retains the risk of loss with respect to the property, or whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property or the potential for economic gain or appreciation with respect to the property.

      In addition, federal income tax law provides that a contract that purports to be a service contract or a partnership agreement will be treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors, including whether or not:

•	the service recipient is in physical possession of the property;

•	the service recipient controls the property;

•	the service recipient has a significant economic or possessory interest in the property, as evidenced by such key factors as whether (1) the property’s use is likely to be dedicated to the service recipient for a substantial portion of the useful life of the property, (2) the recipient shares the risk that the property will decline in value, (3) the recipient shares in any appreciation in the value of the property, (4) the recipient shares in savings in the property’s operating costs, or (5) the recipient bears the risk of damage to or loss of the property;

•	the service provider bears the risk of substantially diminished receipts or substantially increased expenditures if there is nonperformance under the contract;

•	the service provider uses the property concurrently to provide significant services to entities unrelated to the service recipient; and

•	the total contract price substantially exceeds the rental value of the property for the contract period.

Since the determination whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor will not be dispositive in every case.

      We believe that the percentage leases will be treated as true leases for federal income tax purposes. Such belief is based, in part, on the following facts:

•	Equity Inns Partnership and the Partnership Subsidiaries, on the one hand, and the TRS lessees, on the other hand, intend for their relationship to be that of a lessor and lessee and such relationship is documented by lease agreements;

•	the TRS lessees have the right to the exclusive possession, use, and quiet enjoyment of the hotels during the term of the percentage leases;

•	the TRS lessees bear the cost of, and are responsible for, day-to-day maintenance and repair of the hotels, other than the cost of maintaining underground utilities and structural elements, and generally dictate how the hotels are operated, maintained, and improved;

•	the TRS lessees bear all of the costs and expenses of operating the hotels, including the cost of any inventory used in their operation, during the term of the percentage leases, other than real estate and personal property taxes, and the cost of replacement or refurbishment of furniture, fixtures, and equipment, to the extent that such costs do not exceed the allowances therefor under the leases;

•	the TRS lessees benefit from any savings in the costs of operating the hotels during the term of the percentage leases;

•	in the event of damage or destruction to a hotel, the applicable TRS lessee will be at economic risk because it will be obligated either (1) to restore the property to its prior condition, in which event it will bear all costs of such restoration or (2) to purchase the hotel for an amount generally equal to the lessor’s investment in the hotel;

•	the TRS lessees generally have indemnified Equity Inns Partnership and the Partnership Subsidiaries against all liabilities imposed on Equity Inns Partnership and the Partnership Subsidiaries during the term of the percentage leases by reason of (1) injury to persons or damage to property occurring at the hotels or (2) the TRS lessees’ use, management, maintenance, or repair of the hotels;

•	the TRS lessees are obligated to pay substantial fixed rent for the period of use of the hotels;

•	the TRS lessees stand to incur substantial losses or reap substantial gains depending on how successfully they operate the hotels;

•	Equity Inns Partnership and the Partnership Subsidiaries cannot use the hotels concurrently to provide significant services to entities unrelated to the TRS lessees; and

•	the total contract price under the percentage leases does not substantially exceed the rental value of the hotels for the term of the percentage leases.

      Investors should be aware that there are no controlling Treasury regulations, published rulings, or judicial decisions involving leases with terms substantially the same as the percentage leases that discuss whether such leases constitute true leases for federal income tax purposes. If the percentage leases are characterized as service contracts or partnership agreements, rather than as true leases, part or all of the payments that Equity Inns Partnership and the Partnership Subsidiaries receive from the lessees may not be considered rent or may not otherwise satisfy the various requirements for qualification as “rents from real property.” In that case, we likely would not be able to satisfy either the 75% or 95% gross income test and, as a result, would lose our REIT status.

      Percentage Rent Requirements. As described above, in order for the rent received by us to constitute “rents from real property,” several other requirements must be satisfied. One requirement is that the percentage rent must not be based in whole or in part on the income or profits of any person. The percentage rent, however, will qualify as “rents from real property” if it is based on percentages of receipts or sales and the percentages:

•	are fixed at the time the percentage leases are entered into;

•	are not renegotiated during the term of the percentage leases in a manner that has the effect of basing percentage rent on income or profits; and

•	conform with normal business practice.

      More generally, the percentage rent will not qualify as “rents from real property” if, considering the percentage leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the percentage rent on income or profits. Since the percentage rent is based on fixed percentages of the gross revenues from the hotels that are established in the percentage leases, and we have represented that the percentages (1) will not be renegotiated during the terms of the percentage leases in a manner that has the effect of basing the percentage rent on income or profits and (2) conform with normal business practice, the percentage rent should not be considered based in whole or in part on the income or profits of any person. Furthermore, we have represented that, with respect to other hotel properties that we acquire in the future, we will not charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage of gross revenues, as described above.

      Related Party Rent Rules. Another requirement for qualification of our rent as “rents from real property” (referred to as the “Related Party Rent Rule”) is that we must not own, actually or constructively, 10% or more of the stock of a corporate lessee or 10% or more of the interests in the assets or net profits of a non-corporate lessee (a “related party tenant”) other than one of our TRS subsidiaries. The constructive ownership rules generally provide that, if 10% or more in value of our stock is owned, directly or indirectly, by or for any person, we are considered as owning the stock owned, directly or indirectly, by or for such person. All of our hotels are leased to our TRS tenants, and therefore the Related Party Rent Rule does not apply to such leases. Moreover, our charter prohibits transfers of our stock that would cause us to own, actually or constructively, 10% or more of the ownership interests in a lessee. Such charter provision is not intended to prevent us from leasing our hotels to TRSs. Based on the foregoing, we should never own, actually or constructively, 10% of more of any lessee other than a TRS. Furthermore, we have represented that, with respect to other hotel properties that we acquire in the future, we will not rent any property to a related party tenant. However, because the constructive ownership rules are broad and it is not possible to monitor continually direct and indirect transfers of our stock, no absolute assurance can be given that such transfers or other events of which we have no knowledge will not cause us to own constructively 10% or more of a lessee other than a TRS at some future date.

      TRS Exception to Related Party Rent Rule. The Related Party Rent Rule described above, which treats rents derived from a related person as nonqualifying income to the REIT, does not apply where the REIT (or its affiliate) leases hotels to a TRS of the REIT, provided certain requirements are satisfied (the “TRS Exception”). A TRS is a fully taxable corporation as to which the REIT owns, directly or indirectly, all or a portion of its shares. See “— Taxable REIT Subsidiaries.” Both the TRS and the REIT must elect for the corporation to be taxed as a TRS.

      In order for rents derived from a hotel lease to qualify for the TRS Exception to the Related Party Rent Rule, the following requirements must be satisfied:

•	The hotels leased to the TRS must constitute “qualified lodging facilities.” A qualified lodging facility is a hotel, motel or other establishment more than one-half of the dwelling units in which are used on a transient basis. Further, no wagering activities may be conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. A qualified lodging facility includes amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners.

•	The TRS cannot directly or indirectly operate or manage any hotel or directly or indirectly provide rights to any brand name under which any hotel is operated.

•	The hotel that is leased to the TRS must be operated on behalf of the TRS by a person who qualifies as an “independent contractor,” which means that (i) such person cannot own, directly or indirectly (taking into account constructive ownership rules), more than 35% of the REIT’s shares, (ii) no person or group of persons owning, directly or indirectly (taking into account constructive ownership rules), 35% or more of the REIT’s outstanding shares may own, directly or indirectly (taking into account constructive ownership rules), more than 35% of the ownership interests in the contractor, and (iii) while the statutory language is unclear on this point, the REIT may not be able to derive any income from the contractor or bear the expenses of the contractor, other than expenses of operating the facility under the management contract. Further, the independent contractor (or a person related to the independent contractor) must be actively engaged in the trade or business of operating “qualified lodging facilities” for any person that is not related to us or the TRS lessee (an “eligible independent contractor”).

      We formed several entities to act as TRS lessees of our hotels. The stock of the holding company for our TRS lessees is 100% owned by Equity Inns Partnership. We made TRS elections with respect to such holding company and our TRS lessees effective as of January 1, 2001. A REIT’s ownership of the shares of a TRS lessee through a subsidiary partnership, such as Equity Inns Partnership, should constitute “indirect” ownership of the shares of such entities for purposes of qualifying the entity as a TRS. Each of our hotels constitutes a “qualified lodging facility” as to which substantially all of the units are leased on a transient basis. All facilities and amenities included in the hotels are customarily provided by other hotels of comparable size and class, and no wagering activities are conducted at or in connection with our hotels by any person legally engaged in a wagering business. Each of our TRSs has engaged third-party hotel managers (the “Managers”) to operate and manage the hotels on behalf of such TRSs. To our knowledge, none of the Managers actually or constructively owns 35% or more of our outstanding shares, and no person or group of persons owning 35% or more of our outstanding shares owns, actually or constructively, more than 35% of the ownership interests in any of the Managers. Further, we do not derive any income (in the form of rents, dividends, or otherwise) from any Manager. Thus, we believe that the rents we derive from the TRS lessees qualify for the TRS Exception to the Related Party Rent Rule.

      Rents Attributable to Personal Property. A fourth requirement for qualification of our rent as “rents from real property” is that the rent attributable to the personal property leased in connection with the lease of a hotel must not be greater than 15% of the total rent received under the lease. The rent attributable to the personal property contained in a hotel is the amount that bears the same ratio to total rent for the taxable year as the average of the fair market values of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property contained in the hotel at the beginning and at the end of such taxable year (the “personal property ratio”). Prior to January 1, 2001, the personal property ratio was computed based on relative adjusted tax bases instead of fair market values. With respect to each hotel, we believe either that the personal property ratio is less than 15% or that any income attributable to excess personal property has not jeopardized and will not jeopardize our ability to qualify as a REIT. There can be no assurance, however, that the Internal Revenue Service would not challenge our calculation of a personal property ratio, or that a court would not uphold such assertion. If such a challenge were successfully asserted, we could fail to satisfy the 95% or 75% gross income test and thus lose our REIT status.

      Nature of Services Provided to Tenants. A fifth requirement for qualification of our rent as “rents from real property” is that, other than within the 1% de minimis exception described above (i.e., we may provide a minimal amount of “non-customary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property), we cannot furnish or render noncustomary services to the tenants of our hotels, or manage or operate our hotels, other than through an independent contractor who is adequately compensated and from whom we do not derive or receive any income. Provided that the percentage leases are respected as true leases, we should satisfy that requirement, because Equity Inns Partnership and the

Partnership Subsidiaries do not perform any services other than customary ones for our TRS lessees. Furthermore, we have represented that, with respect to other hotel properties that we acquire in the future, we will not perform noncustomary services for the lessee of the property.

      Effects of Rents on Our REIT Status. If a portion of our rent from a hotel does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we would lose our REIT status. If, however, the rent from a particular hotel does not qualify as “rents from real property” because either (1) the percentage rent is considered based on the income or profits of the related lessee, (2) the lessee is a related party tenant, (3) the TRS that leases the hotel directly or indirectly manages or operates the hotel, or the TRS Exception to the Related Party Rule otherwise is not satisfied as to a hotel lease, or (4) we furnish noncustomary services to the tenants of the hotel, or manage or operate the hotel, other than through a qualifying independent contractor, none of the rent from that hotel would qualify as “rents from real property.” In that case, we would fail to qualify as a REIT because we would be unable to satisfy either the 75% or 95% gross income test.

      In addition to the rent, the lessees are required to pay to Equity Inns Partnership and the Partnership Subsidiaries certain additional charges. To the extent that such additional charges represent either (1) reimbursements of amounts that Equity Inns Partnership and the Partnership Subsidiaries are obligated to pay to third parties or (2) penalties for nonpayment or late payment of such amounts, such charges should qualify as “rents from real property.” However, to the extent that such charges represent interest that is accrued on the late payment of the rent or additional charges, such charges will not qualify as “rents from real property,” but instead should be treated as interest that qualifies for the 95% gross income test.

      Potential 100% Excise Tax on Rents Received From TRSs in Excess of a Market Rental. A 100% excise tax is imposed on a REIT to the extent that a TRS of the REIT has “redetermined deductions” or engages in certain other transactions that generate deductible interest or other expenses for the TRS that do not clearly reflect income for federal income tax purposes as between the TRS and the REIT. This determination is made by applying the standards of Section 482 of the Code. This tax is intended to ensure that a TRS does not pay excessive rents or other deductible amounts that are not arm’s length charges in order to reduce or avoid corporate tax at the TRS level. The excise tax is in lieu of an actual reallocation of expenses between the TRS and the payee under Section 482. Until regulations are issued by the Internal Revenue Service, REITs and their TRSs may base their allocations on any reasonable method.

      We believe that the rents paid by our TRSs reflect arm’s length, market rents and that the leases provide the opportunity for the TRS lessees to earn substantial profits (or incur substantial losses) over the term of the leases, depending on how effectively the Managers of the hotels operate them and other factors. Further, those hotel leases that were acquired by the TRSs from former lessees of the hotels were originally negotiated at arm’s length with the lessor and the acquisition of such leases by the TRSs was also negotiated at arm’s-length. Nevertheless, the determination of whether rents reflect arm’s length charges is inherently factual, and the Internal Revenue Service has broad discretion under Section 482 of the Code to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. In the event that the Internal Revenue Service were to successfully asset that the rents paid under one or more hotel leases by our TRSs do not clearly reflect the income of the TRS and Equity Inns, Inc., we would be subject to a 100% excise tax on our share of the portion of the rents determined to be in excess of an arm’s length rent, which could materially and adversely affect the amount of cash available for distribution to our shareholders.

      Interest. For purposes of the 75% and 95% gross income tests, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the residual cash proceeds from the sale of the property securing the loan constitutes a “shared appreciation provision,” income attributable to such participation feature will be treated as gain from the sale of the secured property.

      Prohibited Transactions. A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends on the facts and circumstances in effect from time to time, including those related to a particular asset. We believe that none of the assets owned by us, Equity Inns Partnership, and the Partnership Subsidiaries is held for sale to customers and that a sale of any such asset would not be in the ordinary course of the owning entity’s business. We will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot provide assurance, however, that we can comply with such safe-harbor provisions or that Equity Inns Partnership and the Partnership Subsidiaries will avoid owning property that may be characterized as property held “primarily for sale to customers in the ordinary course of a trade or business.”

      Foreclosure Property. We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of such income. However, gross income from such foreclosure property will qualify for purposes of the 75% and 95% gross income tests. “Foreclosure property” is any real property, including interests in real property, and any personal property incident to such real property:

•	that is acquired by a REIT as the result of such REIT having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on an indebtedness that such property secured; and

•	for which such REIT makes a proper election to treat such property as foreclosure property.

      However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property with respect to a REIT at the end of the third taxable year following the taxable year in which the REIT acquired such property, or longer if an extension is granted by the Secretary of the Treasury. The foregoing grace period is terminated and foreclosure property ceases to be foreclosure property on the first day:

•	on which a lease is entered into with respect to such property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•	on which any construction takes place on such property, other than completion of a building, or any other improvement, where more than 10% of the construction of such building or other improvement was completed before default became imminent; or

•	which is more than 90 days after the day on which such property was acquired by the REIT and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

      As a result of the rules with respect to foreclosure property, if a lessee defaults on its obligations under a percentage lease, we terminate the lessee’s leasehold interest, and we are unable to find a replacement lessee for the hotel within 90 days of such foreclosure, gross income from hotel operations conducted by us from such hotel would cease to qualify for the 75% and 95% gross income tests unless we are able to hire an independent contractor to manage and operate the hotel. In such event, we might be unable to satisfy the 75% and 95% gross income tests and, thus, might fail to qualify as a REIT.

      Hedging Transactions. From time to time, we or Equity Inns Partnership may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. To the extent that we or Equity Inns Partnership enters into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument to hedge our indebtedness incurred to acquire or carry “real estate assets,” any periodic income or gain from the disposition of such contract should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. To the extent that we or Equity Inns Partnership hedges with other types of financial instruments, or in other situations, it is not entirely clear how the income from those transactions will be treated for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

      Failure to Satisfy Gross Income Tests. If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for such year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

•	our failure to meet such tests is due to reasonable cause and not due to willful neglect;

•	we attach a schedule of the sources of our income to our tax return; and

•	any incorrect information on the schedule was not due to fraud with intent to evade tax.

      We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “— Taxation of Equity Inns,” even if the relief provisions apply, we would incur a 100% tax on (1) the greater of the amounts by which (a) we fail the 75% gross income test, or (b) 90% of our total gross income exceeds the sources of our gross income that satisfy the 95% gross income test, multiplied by (2) a fraction intended to reflect our profitability.

Asset Tests

      To maintain our qualification as a REIT, we also must satisfy the following asset tests at the close of each quarter of each taxable year:

•	First, at least 75% of the value of our total assets must consist of:

•	cash or cash items, including certain receivables;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgages on real property;

•	stock in other REITs; and

•	investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or offerings of debt with at least a five-year term.

•	Second, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets unless such securities otherwise constitute qualifying assets for purposes of the 75% asset test.

•	Third, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities unless such securities otherwise constitute qualifying assets for purposes of the 75% asset test.

•	Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more TRSs.

•	Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

For purposes of the second and third asset tests, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or TRS, mortgage loans that constitute real estate assets, or equity interests in a partnership. The term “securities,” however, generally includes debt securities issued by a partnership or another REIT, except that certain “straight debt” securities are not treated as “securities” for purposes of the 10% value test (for example, qualifying debt securities of a corporation in which we own no equity interest or of a partnership if we own at least a 20% profits interest in the partnership).

      We believe that the aggregate value of the debt and equity securities that we hold in our TRSs is substantially less than 20% of our gross assets. No appraisals have been obtained to support this determination, however, and no complete assurance can be given that the Internal Revenue Service would not assert a contrary view.

      If we should fail to satisfy the asset tests at the end of a calendar quarter, we would not lose our REIT status if (1) we satisfied the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets. If we did not satisfy the condition described in clause (2) of the preceding sentence, we still could avoid disqualification as a REIT by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose.

Distribution Requirements

      Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our shareholders in an aggregate amount at least equal to:

•	the sum of (1) 90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss, and (2) 90% of our after-tax net income, if any, from foreclosure property; minus

•	the sum of certain items of non-cash income.

We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our federal income tax return for such year and pay the distribution on or before the first regular dividend payment date after such declaration. The distribution requirement was lowered from 95% to 90% as of January 1, 2001.

      We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to our shareholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following such calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for such year;

•	95% of our REIT capital gain income for such year; and

•	any undistributed taxable income from prior periods,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distributed. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See “— Taxation of Taxable U.S. Shareholders.” If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% excise tax described above.

We have made, and we intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements.

      It is possible that, from time to time, we may experience timing differences between (1) the actual receipt of income and actual payment of deductible expenses and (2) the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional common or preferred stock.

      Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our shareholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the Internal Revenue Service based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

      We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis information from our shareholders designed to disclose the actual ownership of our outstanding stock. We have complied, and intend to continue to comply, with such requirements.

Failure to Qualify

      If we were to fail to qualify as a REIT in any taxable year, and no relief provision applied, we would be subject to federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we failed to qualify as a REIT, we would not be able to deduct amounts paid out to shareholders. In fact, we would not be required to distribute any amounts to shareholders in such year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to shareholders would be taxable as ordinary income. Subject to certain limitations of the federal income tax laws, corporate shareholders might be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxation of Taxable U.S. Shareholders

      As long as we qualify as a REIT, a taxable “U.S. shareholder” must take into account as ordinary income distributions that are made out of our current or accumulated earnings and profits and that we do not designate as capital gain dividends or retained long-term capital gain. For purposes of determining whether a distribution is made out of our current or accumulated earnings and profits, our earnings and profits will be allocated first to our preferred stock (including the Series B Preferred Stock), then to our common stock. A U.S. shareholder will not qualify for the dividends received deduction generally available to corporations. As used herein, the term “U.S. shareholder” means a holder of our stock that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation or partnership (including an entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of a political subdivision thereof;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

      A U.S. shareholder generally will take into account as long-term capital gain distributions that we designate as capital gain dividends without regard to the period for which the U.S. shareholder has held the Series B Preferred Stock. We generally will designate our capital gain dividends as either 15%, 20% or 25% rate distributions. See “— Capital Gains and Losses.” A corporate U.S. shareholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

      We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. shareholder would be taxed on its proportionate share of our undistributed long-term capital gain, to the extent that we designate such amount in a timely notice to such shareholder. The U.S. shareholder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. shareholder would increase the basis in its stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

      To the extent that we make a distribution in excess of our current and accumulated earnings and profits, such distribution will not be taxable to a U.S. shareholder to the extent that it does not exceed the adjusted tax basis of the U.S. shareholder’s Series B Preferred Stock. Instead, such distribution will reduce the adjusted tax basis of such stock. To the extent that we make a distribution in excess of both our current and accumulated earnings and profits and the U.S. shareholder’s adjusted tax basis in its Series B Preferred Stock, such shareholder will recognize long-term capital gain, or short-term capital gain if the Series B Preferred Stock has been held for one year or less, assuming the stock is a capital asset in the hands of the U.S. shareholder. In addition, if we declare a distribution in October, November, or December of any year that is payable to a U.S. shareholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. shareholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

      Shareholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, we would carry over such losses for potential offset against our future income. Taxable distributions from us and gain from the disposition of our Series B Preferred Stock will not be treated as passive activity income and, therefore, shareholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the shareholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of our Series B Preferred Stock generally may be treated as investment income for purposes of the investment interest limitations (although any capital gains so treated will not qualify for the lower 15% tax rate applicable to capital gains of an individual investor). We will notify shareholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

Taxation of U.S. Shareholders on the Disposition of Series B Preferred Stock

      In general, a U.S. shareholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of our Series B Preferred Stock as long-term capital gain or loss if the U.S. shareholder has held the Series B Preferred Stock for more than one year and otherwise as short-term capital gain or loss. However, a U.S. shareholder must treat any loss upon a sale or exchange of Series B Preferred Stock held by such shareholder for six months or less as a long-term capital loss to the extent of any actual or deemed distributions from us that such U.S. shareholder previously has characterized as long-term capital gain. All or a portion of any loss that a U.S. shareholder realizes upon a taxable disposition of the Series B Preferred Stock may be disallowed if the U.S. shareholder purchases other shares of Series B Preferred Stock within 30 days before or after the disposition.

Capital Gains and Losses

      A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is 35%. However, the maximum tax rate on long-term capital gain applicable to non-corporate taxpayers is 15% (after December 31, 2008, the maximum rate is scheduled to increase to 20%). The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property,” or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were “section 1245 property.” With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to our non-corporate shareholders at a 15%, 20% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Redemption of Series B Preferred Stock

      A redemption of Series B Preferred Stock will be treated under Section 302 of the Code as a distribution that is taxable at ordinary income tax rates as a dividend (to the extent of the Company’s current or accumulated earnings and profits), unless the redemption satisfies certain tests set forth in Section 302(b) of the Code enabling the redemption to be treated as sale of the Series B Preferred Stock (in which case the redemption will be treated in the same manner as a sale described in the preceding paragraph). The redemption will satisfy such tests if it (i) is “substantially disproportionate” with respect to the holder’s stock interest in the Company, (ii) results in a “complete termination” of the holder’s interest in all classes of stock of the Company, or (iii) is “not essentially equivalent to a dividend” with respect to the holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, generally must be taken into account. Because the determination as to whether any of the three alternative tests of Section 302(b) of the Code described above will be satisfied with respect to any particular holder of Series B Preferred Stock depends upon the facts and circumstances at the time that the determination must be made, prospective investors are advised to consult their own tax advisors to determine such tax treatment.

      If a redemption of Series B Preferred Stock does not meet any of the three tests described above, the redemption proceeds will be treated as a distribution, as described above under “Taxation of Taxable U.S. Shareholders.” In that case, a shareholder’s adjusted tax basis in the redeemed Series B Preferred Stock will be transferred to any of such shareholder’s remaining stock holdings in the Company. If the shareholder does not retain any stock ownership in the Company, such basis could be transferred to a related person or it may be lost.

Information Reporting Requirements and Backup Withholding

      We will report to our shareholders and to the Internal Revenue Service the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 28% with respect to distributions unless such holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A shareholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to us. See “— Taxation of Non-U.S. Shareholders.”

Taxation of Tax-Exempt Shareholders

      Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts and annuities, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income. While many investments in real estate generate unrelated business taxable income, the Internal Revenue Service has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income, provided that the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt shareholders generally should not constitute unrelated business taxable income. However, if a tax-exempt shareholder were to finance its acquisition of the Series B Preferred Stock with debt, a portion of the income that it receives from us would constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our stock is required to treat a percentage of the dividends that it receives from us as unrelated business taxable income. Such percentage is equal to the gross income that we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our stock only if:

•	the percentage of our dividends that the tax-exempt trust would be required to treat as unrelated business taxable income is at least 5% (which would generally be the case for us since we lease our hotels to our TRS subsidiaries);

•	we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our stock in proportion to their actuarial interests in the pension trust (see “— Requirements for Qualification” above); and

•	either (1) one pension trust owns more than 25% of the value of our stock or (2) a group of pension trusts individually holding more than 10% of the value of our stock collectively owns more than 50% of the value of our stock.

Taxation of Non-U.S. Shareholders

      The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign shareholders (collectively, “non-U.S. shareholders”) are complex. This section is only a summary of such rules. We urge non-U.S. shareholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on ownership of the Series B Preferred Stock, including any reporting requirements.

      A non-U.S. shareholder that receives a distribution that is not attributable to gain from our sale or exchange of U.S. real property interests, as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, the non-U.S. shareholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distributions. A non-U.S. shareholder that is a corporation also may be subject to the 30% branch profits tax with respect to the distribution. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. shareholder unless either:

•	a lower treaty rate applies and the non-U.S. shareholder files an IRS Form W-8BEN evidencing eligibility for that reduced rate with us; or

•	the non-U.S. shareholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

      A non-U.S. shareholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of such distribution does not exceed the adjusted basis of its Series B Preferred Stock. Instead, the excess portion of such distribution will reduce the adjusted basis of such stock. A non-U.S. shareholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its Series B Preferred Stock, if the non-U.S. shareholder otherwise would be subject to tax on gain from the sale or disposition of its Series B Preferred Stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. shareholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

      We must withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

      For any year in which we qualify as a REIT, a non-U.S. shareholder will incur tax on distributions that are attributable to gain from our sale or exchange of “U.S. real property interests” under special provisions of the federal income tax laws referred to as FIRPTA. The term “U.S. real property interests” includes certain interests in real property and stock in corporations at least 50% of whose assets consists of interests in real property. Under those rules, a non-U.S. shareholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if such gain were effectively connected with a U.S. business of the non-U.S. shareholder. A non-U.S. shareholder thus would be taxed on such a distribution at the normal capital gains rates applicable to U.S. shareholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate shareholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We must withhold 35% of any distribution that we could designate as a capital gain dividend. A non-U.S. shareholder may receive a credit against its tax liability for the amount we withhold.

      A non-U.S. shareholder generally will not incur tax under FIRPTA with respect to gain realized upon a disposition of our stock as long as at all times non-U.S. persons hold, directly or indirectly, less than 50% in value of our stock. We cannot assure you that that test will be met. However, a non-U.S. shareholder that owned, actually or constructively, 5% or less of our Series B Preferred Stock at all times during a specified testing period will not incur tax under FIRPTA if the Series B Preferred Stock is “regularly traded” on an established securities market. Because our Series B Preferred Stock will be regularly traded on an established securities market, a non-U.S. shareholder will not incur tax under FIRPTA with respect to any such gain unless it owns, actually or constructively, more than 5% of our Series B Preferred Stock.

If the gain on the sale of the Series B Preferred Stock were taxed under FIRPTA, a non-U.S. shareholder would be taxed in the same manner as U.S. shareholders with respect to such gain, subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations. Furthermore, a non-U.S. shareholder will incur tax on gain not subject to FIRPTA if (1) the gain is effectively connected with the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or (2) the non-U.S. shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. shareholder will incur a 30% tax on his capital gains.

Other Tax Consequences

Tax Aspects of Our Investments in Equity Inns Partnership and the Partnership Subsidiaries

      The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investments in Equity Inns Partnership and the Partnership Subsidiaries (each individually a “Partnership” and, collectively, the “Partnerships”). The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

      Classification as Partnerships. We are entitled to include in our income our distributive share of each Partnership’s income and to deduct our distributive share of each Partnership’s losses only if such Partnership is classified for federal income tax purposes as a partnership rather than as a corporation or an association taxable as a corporation. An organization will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:

•	is treated as a partnership under Treasury regulations, effective January 1, 1997, relating to entity classification (the “check-the-box regulations”); and

•	is not a “publicly traded” partnership.

      Under the check-the-box regulations, an unincorporated entity with at least two members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. Each Partnership intends to be classified as a partnership for federal income tax purposes and no Partnership has elected or will elect to be treated as an association taxable as a corporation under the check-the-box regulations.

      A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly traded partnership will not, however, be treated as a corporation for any taxable year if 90% or more of the partnership’s gross income for such year consists of certain passive-type income, including real property rents (which includes rents that would be qualifying income for purposes of the 75% gross income test, with certain modifications, gains from the sale or other disposition of real property, interest, and dividends (the “90% passive income exception”).

      Treasury regulations (the “PTP regulations”) provide limited safe harbors from the definition of a publicly traded partnership. Pursuant to one of those safe harbors (the “private placement exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. Each Partnership qualifies for the private placement exclusion.

      We have not requested, and do not intend to request, a ruling from the Internal Revenue Service that the Partnerships will be classified as partnerships for federal income tax purposes. If for any reason a Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, we likely would not be able to qualify as a REIT. See “Federal Income Tax Consequences of Our Status as a REIT — Requirements for Qualification — Income Tests” and “— Requirements for Qualification — Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “Federal Income Tax Consequences of Our Status as a REIT — Requirements for Qualification — Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnerships and their Partners

      Partners, Not the Partnerships, Subject to Tax. A partnership is not a taxable entity for federal income tax purposes. Rather, we are required to take into account our allocable share of each Partnership’s income, gains, losses, deductions, and credits for any taxable year of such Partnership ending within or with our taxable year, without regard to whether we have received or will receive any distribution from such Partnership.

      Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership’s allocations of taxable income, gain, and loss are intended to comply with the requirements of the federal income tax laws governing partnership allocations.

      Tax Allocations With Respect to Contributed Properties. Income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss (“built-in gain” or “built-in loss”) is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The U.S. Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods.

      Under Equity Inns Partnership’s partnership agreement, depreciation or amortization deductions of Equity Inns Partnership generally will be allocated among the partners in accordance with their respective interests in Equity Inns Partnership, except to the extent that Equity Inns Partnership is required under the federal income tax laws governing partnership allocations to use a method for allocating tax depreciation deductions attributable to contributed properties that results in our receiving a disproportionate share of such deductions. In addition, gain or loss on the sale of a property that has been contributed, in whole or in part, to Equity Inns Partnership will be specially allocated to the contributing partners to the extent of any built-in or loss gain with respect to such property for federal income tax purposes.

      Basis in Partnership Interest. Our adjusted tax basis in our partnership interest in Equity Inns Partnership generally is equal to:

•	the amount of cash and the basis of any other property contributed by us to Equity Inns Partnership;

•	increased by our allocable share of Equity Inns Partnership’s income and our allocable share of indebtedness of Equity Inns Partnership; and

•	reduced, but not below zero, by our allocable share of Equity Inns Partnership’s loss and the amount of cash distributed to us, and by constructive distributions resulting from a reduction in our share of indebtedness of Equity Inns Partnership.

      If the allocation of our distributive share of Equity Inns Partnership’s loss would reduce the adjusted tax basis of our partnership interest in Equity Inns Partnership below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce our adjusted tax basis below zero. To the extent that Equity Inns Partnership’s distributions, or any decrease in our share of the indebtedness of Equity Inns Partnership, which is considered a constructive cash distribution to the partners, reduce our adjusted tax basis below zero, such distributions will constitute taxable income to us. Such distributions and constructive distributions normally will be characterized as long-term capital gain.

      Depreciation Deductions Available to Equity Inns Partnership. To the extent that Equity Inns Partnership acquired its hotels in exchange for cash, its initial basis in such hotels for federal income tax purposes generally was or will be equal to the purchase price paid by Equity Inns Partnership. Equity Inns Partnership depreciates such depreciable hotel property for federal income tax purposes under the modified accelerated cost recovery system of depreciation (“MACRS”). Under MACRS, Equity Inns Partnership generally depreciates furnishings and equipment over a seven-year recovery period using a 200% declining balance method and a half-year convention. If, however, Equity Inns Partnership places more than 40% of its furnishings and equipment in service during the last three months of a taxable year, a mid-quarter depreciation convention must be used for the furnishings and equipment placed in service during that year. Under MACRS, Equity Inns Partnership generally depreciates buildings and improvements over a 39-year recovery period using a straight line method and a mid-month convention. Equity Inns Partnership’s initial basis in hotels acquired in exchange for units in Equity Inns Partnership should be the same as the transferor’s basis in such hotels on the date of acquisition by Equity Inns Partnership. Although the law is not entirely clear, Equity Inns Partnership generally depreciates such depreciable hotel property for federal income tax purposes over the same remaining useful lives and under the same methods used by the transferors. Equity Inns Partnership’s tax depreciation deductions are allocated among the partners in accordance with their respective interests in Equity Inns Partnership, except to the extent that Equity Inns Partnership is required under the federal income tax laws governing partnership allocations to use a method for allocating tax depreciation deductions attributable to contributed properties that results in our receiving a disproportionate share of such deductions.

Sale of a Partnership’s Property

      Generally, any gain realized by a Partnership on the sale of property held by the Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain or loss recognized by a Partnership on the disposition of contributed properties will be allocated first to the partners of the Partnership who contributed such properties to the extent of their built-in gain or loss on those properties for federal income tax purposes. The partners’ built-in gain or loss on such contributed properties will equal the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution. Any remaining gain or loss recognized by the Partnership on the disposition of the contributed properties, and any gain or loss recognized by the Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

      Our share of any gain realized by a Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. We, however, do not presently intend to acquire or hold or to allow any Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or such Partnership’s trade or business.

Taxable REIT Subsidiaries

      As described above, we may own, directly or indirectly, up to 100% of the stock of one or more TRSs beginning on January 1, 2001. A TRS is a fully taxable corporation. A TRS may lease hotels from us under certain circumstances, provide services to our tenants, and perform activities unrelated to our tenants, such as third-party management, development, and other independent business activities. We and our corporate subsidiary must elect for the subsidiary to be treated as a TRS. A corporation of which a qualifying TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of our assets may consist of securities of one or more TRSs, and no more than 25% of the value of our assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

      A TRS may not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated. Rents received by us from a TRS will qualify as “rents from real property” as long as the leased property constitutes a “qualified lodging facility” that is operated on behalf of the TRS by a person (an “eligible independent contractor”) who satisfies the following requirements:

•	such person is, or is related to a person who is, actively engaged in the trade or business of operating “qualified lodging facilities” for any person unrelated to us and the TRS;

•	such person does not own, directly or indirectly, more than 35% of our stock;

•	no more than 35% of such person is owned, directly or indirectly, by one or more persons owning 35% or more of our stock; and

•	we do not directly or indirectly derive any income from such person.

A “qualified lodging facility” is a hotel, motel, or other establishment more than one-half of the dwelling units in which are used on a transient basis, unless wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. A “qualified lodging facility” includes amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners.

      The TRS rules limit the deductibility of interest paid or accrued by a TRS to us to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and us or our tenants that are not conducted on an arm’s-length basis. For example, to the extent that the rent paid by a TRS to us exceeds an arm’s-length rental amount, such amount potentially will be subject to the excise tax.

      We formed several TRSs as of January 1, 2001 to lease our hotels. Our TRSs have engaged independent third-party hotel managers to operate the related hotels on behalf of such TRSs. Moreover, we have represented that, with respect to properties that we lease to our TRSs in the future, each such TRS will engage an “eligible independent contractor” to manage and operate the hotels leased by such TRS. Furthermore, we believe that all transactions between us and our TRSs are conducted on an arm’s-length basis.

State and Local Taxes

      We and/or you may be subject to state and local tax in various states and localities, including those states and localities in which we or you transact business, own property, or reside. The state and local tax treatment in such jurisdictions may differ from the federal income tax treatment described above. Consequently, you should consult your own tax advisor regarding the effect of state and local tax laws upon an investment in the Series B Preferred Stock.

New Tax Legislation

      On May 28, 2003, the President signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003. This new tax legislation reduces the maximum individual tax rate for long-term capital gains generally from 20% to 15% (for sales occurring after May 6, 2003 through December 31, 2008) and for dividends generally from 38.6% to 15% (for tax years from 2003 through 2008). Without future congressional action, the maximum tax rate on long-term capital gains will return to 20% in 2009, and the maximum rate on dividends will move to 35% in 2009 and 39.6% in 2011. Because we not generally subject to federal income tax on the portion of our REIT taxable income or capital gains distributed to our shareholders, our dividends will generally not be eligible for the new 15% tax rate on dividends. As a result, our ordinary REIT dividends will continue to be taxed at the higher tax rates applicable to ordinary income. However, the 15% tax rate for long-term capital gains and dividends will generally apply to:

(1) long-term capital gains, if any, recognized on the disposition of the Series B Preferred Stock;

(2) distributions designated as long-term capital gain dividends (except to the extent attributable to real estate depreciation, in which case such distributions would continue to be subject to a 25% tax rate);

(3) dividends attributable to dividends received by us from non-REIT corporations, such as taxable REIT subsidiaries; and

(4) dividends to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income).

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Friedman, Billings, Ramsey & Co., Inc., A.G. Edwards & Sons, Inc., BB&T Capital Markets, a division of Scott & Stringfellow, Inc., and Stifel, Nicolaus & Company, Incorporated are acting as representatives, have severally agreed to purchase, and Equity Inns, Inc. has agreed to sell to them, severally, the number of shares of Series B Preferred Stock indicated below.

Underwriter	Number of Shares

Friedman, Billings, Ramsey & Co., Inc.
A.G. Edwards & Sons, Inc.
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
Stifel, Nicolaus & Company, Incorporated

Total

      The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Series B Preferred Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all shares of Series B Preferred Stock offered hereby (other than those covered by the underwriters’ over-allotment option described below) if any such shares of Series B Preferred Stock are taken.

      We have granted to the underwriters an option, exercisable for 30 days from the date of delivery of the Series B Preferred Stock initially purchased, to purchase up to an aggregate of 450,000 additional shares of Series B Preferred Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of this Series B Preferred Stock. To the extent this option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Series B Preferred Stock as the number set forth next to such underwriter’s name in the preceding table bears to the total number of shares of Series B Preferred Stock set forth next to the names of all underwriters in the preceding table.

      The underwriters initially propose to offer part of the shares of Series B Preferred Stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $          per share below the public offering price. Any underwriters may allow, and such dealers may reallow, a concession not in excess of $          per share to other underwriters or to certain dealers. After the initial offering of the shares of Series B Preferred Stock, the offering price and other selling terms may from time to time be varied by the underwriters.

      The following table summarizes the compensation we will pay the underwriters and estimated expenses we will incur in connection with this offering:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions	$	$	$	$
Expenses	$	$	$	$

      We intend to apply list the shares of Series B Preferred Stock on the New York Stock Exchange. Trading of the shares of Series B Preferred Stock on the New York Stock Exchange, if listing is approved, is expected to commence within the 30 days after the initial delivery of the shares of Series B Preferred

Stock. The underwriters have advised us that they intend to make a market in the shares of Series B Preferred Stock prior to the commencement of trading on the New York Stock Exchange. The underwriters will have no obligation to make a market in the shares of Series B Preferred Stock, however, and may cease market making activities, if commenced, at any time.

      In order to facilitate the offering of the shares of Series B Preferred Stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the shares of Series B Preferred Stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the shares of Series B Preferred Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the shares of Series B Preferred Stock, the underwriters may bid for, and purchase, the shares of Series B Preferred Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the shares of Series B Preferred Stock in the offering, if the syndicate repurchases previously distributed shares of Series B Preferred Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the shares of Series B Preferred Stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

      We have agreed not to authorize or effect the sale or issuance, or to agree to sell or issue, any shares Series B Preferred Stock or securities ranking on par with or senior to the shares of Series B Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up, for the period commencing on the date of this prospectus supplement and ending 60 days hereafter without first obtaining the written consent of Friedman, Billings, Ramsey & Co., Inc.

      We expect that delivery of the shares of Series B Preferred Stock will be made against payment therefor on or about August      , 2003, which will be the 22nd business day following the date of pricing of the shares of Series B Preferred Stock. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise at the time of the transaction. Accordingly, purchasers who wish to trade the shares of Series B Preferred Stock on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the shares of Series B Preferred Stock initially will settle in 22 business days, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

LEGAL MATTERS

      The validity of the shares of Series B Preferred Stock offered hereby will be passed upon for us by Hunton & Williams LLP. The validity of the shares of Series B Preferred Stock offered hereby will be passed upon for the underwriters by King & Spalding LLP. In rendering such opinion, King & Spalding LLP will rely upon the opinion of Hunton & Williams LLP as to certain matters of Tennessee law. The description of federal income tax considerations under the caption “Federal Income Tax Consequences of Our Status as a REIT” is based on the opinion of Hunton & Williams LLP.

EXPERTS

      The consolidated financial statements and financial statement schedule of Equity Inns, Inc. as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, are incorporated in the prospectus supplement and the accompanying prospectus by reference to our Annual Report on Form 10-K. The above said financial statements have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Brand Diversity

7%
15%
41%
16%
21%
Hampton Inn
AmeriSuites
Residence Inn
Homewood Suites
Other

% of 2002 Revenues

3,000,000 Shares

              % Series B Cumulative

Preferred Stock

PROSPECTUS SUPPLEMENT

FREIDMAN BILLINGS RAMSEY

A.G. EDWARDS & SONS
BB&T CAPITAL MARKETS
STIFEL, NICOLAUS & COMPANY
INCORPORATED

                    , 2003